June 16, 2008
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director
Mail Stop 0610
Bioheart, Inc.
Preliminary Proxy Statement Filed June 6, 2008
File No. 1-33718
Dear Mr. Riedler:
I, William M. Pinon, President and Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 10, 2008, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”).
For your convenience, the Staff’s comment is reproduced in full and appears set off in italics below.
Item 3: Approval of amendment to the articles of incorporation
1. Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares.
RESPONSE: In response to the Staff’s comment, the Company intends to include the following additional disclosure in Item 3 of its Definitive Proxy Statement:
     “As of the date of this Proxy Statement, we do not have any definitive written or oral plans, commitments, arrangements, understandings or agreements regarding the issuance of our Common Stock or Derivative Securities except for issuances of Common Stock upon the exercise of outstanding options or warrants. However, we are currently exploring or considering exploring a number of financing and strategic opportunities which may involve the issuance of our Common Stock and/or Derivative Securities. We may enter into binding agreements with respect to or consummate one or more of such opportunities prior to or closely after the Annual Meeting. If we enter into a material agreement with respect to the issuance of our Common Stock and/or Derivative Securities, we anticipate that we will promptly disclose the material terms of such agreement. Depending upon the amount, structure and pricing of any agreement to issue our Common Stock and/or Derivative Securities, we may or may not need to secure additional shareholder approval of such a transaction.”
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Securities and Exchange Commission
June 16, 2008

In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.
Sincerely,
/s/ William M. Pinon
William M. Pinon